August 29, 2006

Mr. Russell Mancuso

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Somerset International Group, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
File No. 333-128262
Filed on August 11, 2006

Financial Statements

1.	Please revise your filing to provide updated financial information as required by Item 301(a) of Regulation S-B.

Answer:	The SB-2 has been revised to provide updated financial information as required by Item 301(a) of Regulation S-B.

Exhibit 23.1

2.	Please provide a currently dated and signed consent from your independent accountants in your amendment.

Answer:	A currently dated and signed consent from the independent auditor has been provided in this amendment.

Very truly yours,

ANSLOW & JACLIN, LLP

By	/s/ Gregg E. Jaclin
GREGG E. JACLIN